SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              COHOES BANCORP, INC.
                       ----------------------------------
                            (Name of Subject Company)

                            AMBANC HOLDING CO., INC.
                       ----------------------------------
                       (Name of Filing Persons -- Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       ----------------------------------
                         (Title of Class of Securities)

                                   192 513 109
                       ----------------------------------
                      (CUSIP Number of Class of Securities)

             John M. Lisicki, President and Chief Executive Officer
                               11 Division Street
                            Amsterdam, New York 12010
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                               John J. Spidi, Esq.
                            Malizia Spidi & Fisch, PC
                       1301 K Street, N.W. Suite 700 East
                             Washington, D.C. 20005
                                (202) 434 - 4660


                            CALCULATION OF FILING FEE
TRANSACTION                                          AMOUNT OF
VALUATION:  Not Applicable                           FILING FEE:  Not Applicable

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
         Amount Previously Paid: None.
         Form or Registration No.: Not applicable.
         Filing Party: Not applicable.
         Date Filed: Not applicable.

[X]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

            Ambanc Raises Offer Price and Will Commence Tender Offer
                for Cohoes Bancorp for $16.50 Per Share, All Cash

                        Ambanc Urges Cohoes Stockholders
                      to Vote Against the Hudson River Sale

AMSTERDAM, N.Y.--July 27, 2000--Ambanc Holding Co., Inc. (NASDAQ: AHCI) ("Ambanc") announced today that it intends to commence a tender offer for Cohoes Bancorp, Inc. ("Cohoes") in which it will seek to acquire all outstanding shares of Cohoes directly from the stockholders at a price of $16.50 per share in cash, representing a $1.25 per share increase to Ambanc's existing all cash proposal to acquire Cohoes, which was rejected by Cohoes management. The offer of $16.50 per share in cash represents a premium of more than 17% over the proposed sale of Cohoes to Hudson River Bancorp, Inc. ("Hudson River"), based upon Hudson River's closing price of $11.875 on July 26, 2000.

Ambanc also announced today that, along with its tender offer materials, it intends to file preliminary proxy materials with the Securities and Exchange Commission to urge Cohoes stockholders to vote against the proposed Hudson River sale.

John Lisicki, Ambanc's President and CEO stated: "The management and the Board of Directors of Cohoes have seriously failed Cohoes stockholders in their refusal to consider Ambanc's acquisition proposal. Management and the Board of Cohoes has refused to provide their stockholders with the right to vote on our proposal and they have avoided discussing the merits of our proposal by claiming that we are not serious about acquiring Cohoes. Because we are very serious about our offer to Cohoes, we are bypassing Cohoes management and taking our offer directly to the Cohoes stockholders. We are also increasing our offer to $16.50 per share in cash and urging all Cohoes stockholders to vote against the proposed sale to Hudson River, a sale that in our opinion represents a give-away of the Cohoes franchise for a fraction of its value. Our offer is not rich in benefits and cash to the management and Board of Directors of Cohoes, but instead transfers the value of the transaction to the stockholders, the true owners of Cohoes."

Ambanc's tender offer is subject to certain contingencies, including the satisfaction of a minimum tender condition, Cohoes stockholders not approving the proposed Hudson River merger, valid termination of the lock-up option granted to Hudson River, customary bank regulatory approvals, approvals by the Cohoes' Board of Directors and Cohoes stockholders necessary to remove anti-takeover obstacles, and satisfactory completion of due diligence. The complete details of Ambanc's tender offer will be set forth in the tender offer statement to be filed with the Securities and Exchange Commission.

Ambanc intends to file with the Securities and Exchange Commission a tender offer statement and preliminary proxy materials with respect to Ambanc's solicitation against the proposed Hudson River sale. Ambanc advises investors to carefully read both of these documents at the time they are filed because they will contain important information. Investors may obtain a free copy of these documents, when they become available, at the SEC's web site at www.sec.gov. These documents may also be obtained for free from Ambanc by directing a written request to Ambanc Holding Co., Inc., 11 Division Street, Amsterdam, New York 12010,
Attention: Secretary.

As of July 26, 2000, Ambanc was the beneficial owner of 304,650 shares of Cohoes common stock. The directors and executive officers of Ambanc may be deemed to be "participants" in Ambanc's solicitation of Cohoes stockholders. Information regarding the participants, including their holdings of Cohoes stock, is set forth under a statement pursuant to Rule 14a-12 filed by Ambanc with the Securities and Exchange Commission today.

The foregoing material may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Ambanc does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.
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CONTACT: Ambanc Holding Co., Inc.
John M. Lisicki, President & CEO (518) 842-7200
Email:  jlisicki@mohawkcommunitybank.com